Exhibit 99.1

PERDIGÃO S.A.

A Publicly Held Company

Taxpayers’ Registration Number (CNPJ/MF) 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

Pursuant to Instruction CVM 358 of January 3 2002, Perdigão S.A. (“Company”), hereby notifies its shareholders and the market in general that its shareholders of preferred shares, at a Special Meeting, and its shareholders of common shares, at an Annual Ordinary and Extraordinary General Meeting, both held on March 8 2006, approved the conversion of all the Company’s preferred shares into common shares in the proportion of one to one, to become effective on April 12 2006, except in case of an event pursuant to Article 137, Paragraph 3 of Law 6.404/76.

Furthermore, at the above mentioned Annual Ordinary and Extraordinary General Shareholders’ Meeting, the Company’s shareholders approved the stock split on the basis of a ratio of 1 to 3 shares (200% - granting 2 new shares for each existing share); the amendment of the bylaws and the adhesion of the Company to the regulations of Bovespa’s New Market (Novo Mercado) and the migration of trading in the shares issued by the Company to Bovespa’s New Market. The efficacy of these approvals shall be conditional upon the effective conversion of the Company’s preferred shares into common shares.

Those shareholders objecting to the course of action decided by the Annual Ordinary and Extraordinary General Shareholders’ Meeting, held on March 8 2006, which approved the conversion of the Company’s preferred shares into common shares, may exercise their right of dissent in accordance with the legislation, conditional upon the following procedures:

•                  Shareholders that have proved ownership of shares issued by the Company, on February 20 2006, date of the first Convening Notice of the above-mentioned Annual Ordinary and Extraordinary General Meeting, may exercise right of dissent.

•                  The right of dissent may be exercised within a period of 30 (thirty) days from the date of the publication of the minutes of the Annual Ordinary and Extraordinary General Meeting held on March 8 2006, that is between March 9 2006 and April 7 2006, inclusive.

•                  The reimbursement values of the shares is R$ 27.52 (twenty-seven Reais, fifty-two centavos) per share, which corresponds to the shareholders’ equity value per share on December 31 2005.

•                  Dissenting shareholders must notify their dissent by delivering the documentation mentioned in item I, to the addresses mentioned under item II below:

I.                                         Required documents: Natural Person: taxpayers registration document (CPF), identity document (RG) and proof of current address; Corporate Person: taxpayers’ registration document (CNPJ), bylaws/articles of association with respective amendments, as well as the documents of the partners/ legal representatives (minutes of election, taxpayers’ registration document (CPF), identity document (RG) and proof of current address. All documents must be in the form of notarized copies.

II.                                     Branches of Banco Itaú S.A., in Brazil, with specialized shareholder services departments as follows:

SCS Quadra 3 - Edif. D´Angela, 30, Bloco A, Sobreloja - Centro - Brasília/DF
AV. João Pinheiro 195, Subsolo - Centro - Belo Horizonte/MG
R. João Negrão 65, Sobreloja - Centro - Curitiba/PR
R. Sete de Setembro,746 - Térreo - Centro - Porto Alegre/RS
R. sete de Setembro,99 - Subsolo - Centro - Rio de Janeiro/RJ
R. Boa Vista,176 -1º subsolo - Centro - Sao Paulo/SP
Av. Estados Unidos,50 - 2º andar - Comércio - Salvador/BA

III.                                 The shareholders with shares held in custody with Companhia Brasileira de Liquidação e Custódia - CBLC (“CBLC”) may deliver notification of dissent directly to CBLC, through the intermediary of their brokers.

•                  Payment shall be effected through a credit entry to the shareholder’s current account or in accordance with notified banking domicile information, as from April 17 2006.

São Paulo(SP), March 8 2006.

Wang Wei Chang

Chief Financial Officer